VIA EDGAR

October 17, 2016

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Investment Managers Series Trust II
Registration Statement on Form N-14 (File No. 333-213105)

Dear Sir or Madam:

We are attaching for filing on behalf of Investment Managers Series Trust II (the “Registrant”) Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (the “N-14 Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “1933 Act”).  The N-14 Registration Statement relates to the reorganization of Vivaldi Orinda Macro Opportunities Fund, a series of Advisors Series Trust, into Vivaldi Orinda Multi-Strategy Fund, a series of the Registrant.

Please direct any inquiries regarding this filing to Joy Ausili at (626) 914-1360 or the undersigned at (626) 385-5777.

Very truly yours,

/s/ Diane J. Drake

Diane J. Drake

Enclosures